SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 4 )(1)


                          Nhancement Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    65334P104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Gerald L. Fishman
                               Wolin & Rosen, Ltd.
                        55 West Monroe Street, Suite 3600
                                Chicago, IL 60603
                                  312.424.0600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)
                              (Page 1 of 7 Pages)


CUSIP No.   65334P104                  13D                   Page  2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L. Thomas Baldwin III                                       SS No.
L. Thomas Baldwin III Living Trust u/t/a dated 11/9/95    FEIN No.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF -- See Note A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,173,085   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,438,475   See Note A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          1,173,085  See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,438,475   See Note A

CUSIP No.   65334P104                  13D                   Page  3 of 7 Pages


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,321,655 -- L. Thomas Baldwin III  (See Note A)
             151,430 -- L. Thomas Baldwin III Living Trust  (See Note A)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [X]
     See Note A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN -- L. Thomas Baldwin III
     OO -- L. Thomas Baldwin III Living Trust

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.  SECURITY AND ISSUER

         a.       Nhancement Technologies, Inc.
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND

a.  L. Thomas Baldwin III             a.   L. Thomas Baldwin III Living
                                           Trust, L. Thomas Baldwin III, Trustee

b.  141 West Jackson Boulevard        b.   141 West Jackson Boulevard
    Suite 2850                             Suite 2850
    Chicago, IL    60604                   Chicago, IL    60604

c.  Investor, Trader                  c.   Trust, Trustee

d.  N/A                               d.   N/A

e.  N/A                               e.   N/A

f.  USA                               f.   Illinois, USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

     The source of the funds are the personal funds of L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust. The aggregate amount of funds used in making purchases of these shares through and including 31 October 2000 for these Reporting Persons (see Note A) were $11,022,697 for Mr. Baldwin and $2,118,506 for the L. Thomas Baldwin III Living Trust.

CUSIP No.   65334P104                  13D                   Page  4 of 7 Pages


ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III.

                    a. Mr. Baldwin has plans to purchase additional shares of the Issuer up to as much as 35% of the total issued and outstanding.

                    b-j. Mr.  Baldwin has no present  intentions to engage in or cause any of the matters listed in these subsections of this Item 4. His present intention is to be and remain an investor in the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

                  (1) L. Thomas Baldwin III -- 1,473,085 shares (13.3%) (See Note A)

                  (2)     Rosenthal Collins Group, L.L.C.  (See Note A)

                          (i)  L. Thomas Baldwin III -- 1,260,977 shares (11.4%)

                          (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                               shares(1.4%)

                          Total Rosenthal Collins Group, L.L.C. -- 1,412,407 shares (12.8%)

                  (3) Rosenthal Collins Equities, L.L.C. Proprietary Trading Account 552,983 shares (5.0%) (See Note A)

                  Total Group (See Note A) -- 3,438,475 shares (31.07%)

         b.       Voting power:

                  (1) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 1,173,085
                           Shared  voting power ---  3,438,475
                           Sole dispositive  power --  1,173,085
                           Shared  dispositive power --   3,438,475

                    (2)      Rosenthal Collins Group, L.L.C. (See Note A)
                           Sole voting power -- 1,412,407
                           Shared voting power  ---  1,412,407
                           Sole dispositive power  --  1,412,407
                           Shared dispositive power  --  1,412,407

                  (3) Rosenthal Collins Equities, L.L.C. (See Note A) Sole voting power -- 552,983
                           Shared voting power  ---  552,983
                           Sole dispositive power  --  552,983
                           Shared dispositive power  --  552,983

CUSIP No.   65334P104                  13D                   Page  5 of 7 Pages


c. Commencing on September 19, 2000, Rosenthal Collins Equities, L.L.C., a registered broker/dealer member firm of the Chicago Board Options Exchange, in its proprietary trading account purchased additional shares on Nasdaq as follows: 1,100 shares on 19 September 2000 at an average price of $15.77 per share; 5,900 shares on 20 September 2000 at an average price of $15.32 per share; 37,300 shares on 21 September 2000 at an average price of $15.00 per share; 44,300 shares on 22 September 2000 at an average price of $15.01 per share; 10,500 shares on 25 September 2000 at an average price of $15.40 per share; 300 shares on 26 September 2000 at an average price of $13.96 per share; 115,400 shares on 27 September 2000 at an average price of $15.59 per share; 75,600 shares on 28 September 2000 at an average price of $16.66 per share; 20,500 shares on 29 September 2000 at an average price of $16.82 per share; 21,800 shares on 2 October 2000 at an average price of $16.63 per share; 57,600 shares on 3 October 2000 at an average price of $16.48 per share; 65,200 shares on 4 October 2000 at an average price of $16.60 per share; 4,500 shares on 5 October 2000 at an average price of $16.75 per share; 32,200 shares on 6 October 2000 at an average price of $16.48 per share; 14,600 shares on 9 October 2000 at an average price of $16.22 per share; 12,500 shares on 10 October 2000 at an average price of $16.03 per share; 5,400 shares on 11 October 2000 at an average price of $15.36 per share; 71,000 shares on 12 October 2000 at an average price of $15.09 per share; 31,200 shares on 13 October 2000 at an average price of $15.12 per share; 1,100 shares on 16 October 2000 at an average price of $15.35 per share; 5,200 shares on 17 October 2000 at an average price of $15.88 per share; 78,133 shares on 18 October 2000 at an average price of $16.54 per share; 8,800 shares on 19 October 2000 at an average price of $18.45 per share; 59,700 shares on 20 October 2000 at an average price of $20.38 per share; 52,700 shares on 23 October 2000 at an average price of $22.41 per share; 17,850 shares on 24 October 2000 at an average price of $20.21 per share; 36,200 shares on 25 October 2000 at an average price of $19.20 per share; 37,700 shares on 26 October 2000 at an average price of $17.81 per share; 28,300 shares on 27 October 2000 at an average price of $20.46 per share; 71,800 shares on 30 October 2000 at an average price of $21.35 per share; and 99,300 shares on 31 October 2000 at an average price of $24.19 per share. (See Note A)

d.   N/A

e.   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       See Note A with respect to the relationships among the persons named in
         Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. There are no materials relating to the borrowing of funds to finance the acquisition, as disclosed in Item 3.

CUSIP No.   65334P104                  13D                   Page  6 of 7 Pages


         2. There are no written agreements relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter, as disclosed in Item 4.

         3. There are no written agreements relating to the transfer of voting of the securities, finders' fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy, as disclosed in Item 6, except the Common Stock Warrant attached as an Exhibit hereto.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2000.

                                            /s/  L. Thomas Baldwin III
                                            ------------------------------------
                                            L. THOMAS  BALDWIN  III,
                                            Individually  and as Trustee of
                                            the L. Thomas  Baldwin III Living
                                            Trust u/t/a dated 11/9/95


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                     NOTE A

     This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 3,438,475 shares of common stock of the Issuer (31.07%), including immediately exercisable warrants to purchase 300,000 shares at $6.00 per share. L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements. As of September 30, 2000, RCG's adjusted net capital (unaudited) was $44,829,393. Reference is hereby made to the public portions of RCG's Forms 1-FR as filed with the Commodity Futures Trading Commission, which forms are publicly available under FOIA for a complete statement of the financial condition of RCG.

     While RCG has full legal control over such shares. Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, RCG in Item 5.b has listed the shares deposited with it as owned by it, and it has listed voting and dispositive power as shared with Mr. Baldwin.

CUSIP No.   65334P104                  13D                   Page  7 of 7 Pages

Rosenthal Collins Equities, L.L.C. ("RCE") is an Illinois limited liability company registered as a broker/dealer which is a member firm of the Chicago Board Options Exchange, its designated examining authority. RCE has no customers and trades on a proprietary basis only. RCE is wholly-owned by Rosenthal Collins Group, L.L.C. The shares of the Issuer purchased by RCE, as disclosed in Item 6.c above, were purchased by RCE at the request and as an accommodation to L. Thomas Baldwin III. As a result, RCE is the record and beneficial owner of such shares. Mr. Baldwin could always direct RCE to sell the shares, which accommodation RCE would be willing to accommodate, subject, of course, to the capital requirements with which RCE must comply. Moreover, as an accommodation, RCE would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, Item 5.b lists shared voting and dispositive power for all shares of the Issuer owned by RCE as shared with Mr. Baldwin.

While the shares of the Issuer held by RCG and RCE are owned of record and are under the total legal control of those entities, RCG and RCE, solely for purposes of the shares of the Issuer and not otherwise, should be deemed affiliates of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG and RCE, respectively.